BillMyParents, Inc.

6190 Cornerstone Court, Suite 216

San Diego, CA 92121

January 23, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

BillMyParents, Inc.

Form 8-K

Filed December 31, 2012

File No. 000-27145

Dear Ms. Thompson:

On behalf of BillMyParents, Inc. (the “Company”), we submit the following responses to the comments set forth in your letter dated January 18, 2013 (the “Comment Letter”) regarding the Company’s Form 8-K filed December 31, 2012 (File No. 000-27145) (the “Form 8-K”). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment.

Form 8-K Filed December 31, 2012

1.

We have reviewed your response to comment one in our letter dated January 3, 2013. Based on your response, we understand that your Registration Rights Agreement (RRA) required you to use your best efforts to file a registration statement by a specified date and to make that registration statement effective no later than 180 days from the filing of the registration statement.  We understand that the RRA does not specify any penalties for failure to achieve this registration for the common and preferred stock included in the Stock Sales and that there are no circumstances under which this common and preferred stock is redeemable for cash.  We further understand that the only penalty specified in the RRA for failure to achieve this registration for the stock underlying the stock warrants was that the warrants included in the Stock Sales would accrue a cashless exercise option. We have the following additional comments:

•

With reference to the common and preferred stock sold in the Stock Sales and the related registration rights, please walk us through your analysis of the applicable accounting literature in more detail.  We assume that you considered the stock and the registration rights agreement to be a single contract and concluded that the contract can be net-share or physically settled only by delivering registered shares; the stockholders’ retention of their unregistered shares is not adequate to settle the contract.  If our assumption is correct, please also tell us more about the terms of the RRA that led you to this conclusion.

With respect to the staff comment that “….there are no circumstances under which this common and preferred stock is redeemable for cash…”, we wish to clarify that while there are no provisions in the agreement that require cash settlement, the breach of the Registration Rights Agreement (“RRA”) could trigger cash settlement since nonperformance is not an acceptable alternative, as noted in ASC 815-40-25-14 and 15.

We considered the Stock Subscription Agreement (“SSA”) and the RRA as a single agreement since they were entered into contemporaneously.  Under the RRA, the Company has an absolute obligation for the registration to be declared effective, the contract can only be settled in registered shares and retention of unregistered shares is not an adequate settlement under the agreement.  The Company has an obligation to have the registration statement declared effective by a date certain, and as noted in ASC 815-40-25-11, “the events or actions necessary to deliver registered shares are not controlled by the entity.” Nonperformance under the RRA may not be considered an acceptable alternative.

For convenience, the terms from the RRA and the SSA that led to these conclusions are listed here. Please see response later in the document for reference to Form 8-Ks filed with the SEC related to these agreements. It should also be noted that there are two separate RRAs and SSAs and the below referenced sections in both of these agreements are identical (please note that we have boldened and underlined certain sections below that were not formatted that way in the original).

RRA - Section 1

“Effectiveness Date’ means, with respect to the Initial Registration Statement required to be filed hereunder, the 180th calendar day following the Filing Date, and with respect to any additional Registration Statements which may be required pursuant to Section 3(c), the 90th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, that in the event the Company is notified by the Commission that one or more of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the fifth Trading day following the date on which the Company is so notified if such date precedes the dates otherwise required above.”

“Filing Date’ means, with respect to the Initial Registration Statement required hereunder, the 150th calendar day following the Final Closing and, with respect to any additional Registration Statements which may be required pursuant to Section 3(c), the earliest practical date on which the Company is permitted by SEC Guidance to file such additional Registration Statements related to the Registrable Securities.”

RRA - Section 2a

“…... Subject to the terms of this Agreement, the Company shall use its commercially reasonable efforts to cause a Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to the applicable Effectiveness Date, and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act until all Registrable Securities covered by such Registration Statement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144,.…...”

RRA - Section 2b

“If: (i) the Initial Registration Statement is not filed on or prior to its Filing Date (if the Company files the Initial Registration Statement without affording the Holders the opportunity to review and comment on the same as required by Section 3(a) herein, the Company shall be deemed to have not satisfied this clause (i)), or (ii) the Company shall fail for any reason to satisfy the current public information requirement under Rule 144 as to the applicable Registrable Securities (any such failure or breach being referred to as an “Event”, and for purposes of clauses (i) and (ii),the date on which such Event occurs being referred to as “Event Date”), then, in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date, each Holder shall be entitled to exercise its Warrant utilizing the “cashless exercise” feature set forth Section 2(e) of the Warrant issued to the Holder pursuant to the Subscription Agreement.”

RRA - Section 6a

Remedies.  In the event of a breach by the Company or by a Holder of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement.  The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert or shall waive the defense that a remedy at law would be adequate.

SSA - Section 5.8a (Section 5.7a in Form 8-K dated 11/25/11)

“Indemnification. The Company agrees to indemnify and hold harmless the Subscriber, its affiliates and their respective officers, directors, employees, agents and controlling persons (collectively, the “Indemnified Parties”) from and against, any and all loss, liability, damage or deficiency suffered or incurred by any Indemnified Party by reason of any misrepresentation or breach of warranty by the Company or, after any applicable notice and/or cure periods, nonfulfillment of any covenant or agreement to be performed or complied with by the Company under this Agreement, the Transaction Documents; and will promptly reimburse the Indemnified Parties for all expenses (including reasonable fees and expenses of legal counsel) as incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim related to or arising in any manner out of any of the foregoing, or any action or proceeding arising therefrom (collectively, “Proceedings”), whether or not such Indemnified Party is a formal party to any such Proceeding.”

SSA - Section 2.3

“Authorization; Enforceability. The Company has all corporate right, power and authority to enter into, execute and deliver this Agreement and each other agreement, document, instrument and certificate to be executed by the Company in connection with the consummation of the transactions contemplated hereby, including, but not limited to this Agreement, the Certificate of Designations, the Warrants, and the Registration Rights Agreement (collectively, the “Transaction Documents”), and to perform fully its obligations hereunder and thereunder.”

•

With reference to the stock warrants that were sold in the Stock Sales and the related registration rights, we note the reference in your response to ASC 815-40-25-14. Please confirm our assumption that you concluded that the stock warrants qualify as a derivative, they require net-share or physical settlement by delivery of registered shares, and there is no mention of how the warrants would be settled in the event that you are unable to deliver registered shares.

The stock warrants meet the definition of a derivative under ASC 815-10-15-83. The warrants require physical settlement in registered shares. The warrants are covered by the same RRA and SSA referred to above.  The RRA notes that if the registration statement is not filed on or prior to the Filing Date, the holder is entitled to exercise the warrant utilizing the cashless exercise feature. While this is identified as a “remedy” under the RRA, it is not a penalty as the issuer is not required “…to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained. (ASC 825-20-15-3b)” Consequently, the RRA is silent as to penalties in case of inability to get the registration statement effective within a date certain. As noted, this could trigger cash settlement since nonperformance is not an acceptable alternative. Therefore the warrants should be classified as liabilities.

•

To assist us in understanding your response to the above comments, please tell us whether the Registration Rights Agreement that led to your restatement is the agreement filed as Exhibit 10.60 to your Form 8-K that was filed on November 25, 2011.  If not, please tell us where you have filed the applicable RRA with us.

There are two RRA’s that form the basis for our conclusions.  One of them is the one noted above.  The other RRA accompanying the sale of Series B preferred stock was attached as Exhibit 10.64 to a Form 8-K filed on May 31, 2012 and found here: http://www.sec.gov/Archives/edgar/data/1062273/000141897212000014/exhibit64bmpmaximregistratio.htm.

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We believe the foregoing responds fully to the comments raised in the Comment Letter.  If you have any questions or require additional information, please contact our Chief Financial Officer, copied on this letter, by telephone at (858) 677-0080.

Very truly yours,

Michael McCoy

Chief Executive Officer

cc:

Jonathan Shultz, Chief Financial Officer
BDO USA, LLP